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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                        Public Storage Properties V, Ltd.
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                                (Name of Issuer)


                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)

                  David Goldberg, 600 N. Brand Blvd., Ste. 300,
                Glendale, CA 91203-1241, 818/244-8080, ext. 529
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ }

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.     N/A                                Page ____2____ of __7__  Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Public Storage, Inc.

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
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        NUMBER OF          7      SOLE VOTING POWER
         SHARES                        20,980
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY           8      SHARED VOTING POWER
          EACH                         N/A
        REPORTING          -----------------------------------------------------
         PERSON            9      SOLE DISPOSITIVE POWER
          WITH                         16,128
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,980
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.7%
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14      TYPE OF REPORTING PERSON*
           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No.     N/A                                Page ____3____ of __7__  Pages
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         Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the units of limited partnership interest ("Units") of Public Storage Properties V, Ltd., a California limited partnership (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         Item 2. Identity and Background

         This Statement on Schedule 13D is filed on behalf of Public Storage, Inc. (the "Reporting Person"), a California corporation formerly known as Storage Equities, Inc. ("SEI"). On November 16, 1995, Public Storage Management, Inc. ("PSMI"), a corporation controlled by B. Wayne Hughes and members of his family (collectively, the "Hughes Family"), was merged (the "Merger") with and into SEI, which then changed its name to Public Storage, Inc. Prior to the Merger, PSMI was a subsidiary of a California corporation known as Public Storage, Inc. ("Old PSI"). Old PSI was a wholly owned subsidiary of PSI Holdings, Inc. ("PSH"), a California corporation owned and controlled by the Hughes Family. Prior to the Merger, Old PSI merged with and into PSH, which was followed by the merger of PSH with and into PSMI (collectively, the
"Restructuring"). At the time of the Merger, the Hughes Family owned more than 99% of the outstanding Common Stock of PSMI. As a result of the Merger, 16,128 Units previously reported as beneficially owned by Old PSI (the "Merger Units") were transferred to the Reporting Person, and the Reporting Person became a general partner of the Issuer.

         The Reporting Person is a fully integrated, self-advised and self-managed real estate investment trust ("REIT") which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. The address of the Reporting Person's principal executive office is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         Information regarding the identity and background of the Reporting Person's directors and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of the Reporting Person, all of its directors and executive officers are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

         During the last five years, neither the Reporting Person nor, to its knowledge, any director, executive officer or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No.     N/A                                Page ____4____ of __7__  Pages
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         Item 3. Source and Amount of Funds or Other Consideration

         At the time of the Merger, PSMI owned a significant amount of real estate related assets, including the Merger Units. The aggregate consideration payable in the Merger to shareholders of PSMI consisted of 30,000,000 shares of the Reporting Person's Common Stock (subject to post-closing adjustment), 7,000,000 shares of Class B Common Stock (issuable post-closing) and assumption of $68.0 million of PSMI debt and consolidated property debt of $4.7 million. For a detailed description of the Merger, see the definitive proxy statement of Storage Equities, Inc. dated October 11, 1995 (the "Proxy Statement"), which is incorporated herein by reference.

         The Reporting Person currently intends to hold its Units for investment. The Reporting Person may, at some future time, depending on market conditions and other factors, acquire additional Units or other securities of the Issuer (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the Units which the Reporting Person now owns or hereafter may acquire.

         Item 5. Interest in Securities of the Issuer

         As of November 16, 1995, the effective date of the Merger, the Reporting Person beneficially owned 20,980 Units, representing 47.7% of the class outstanding. The Reporting Person has the sole power to vote all of these Units, has the sole power to dispose of 16,128 of these Units, and has no power to dispose of 4,852 of these Units.

         During the 60-day period ended November 16, 1995, the Reporting Person engaged in the following acquisitions of Units:

Transaction                                    Price              Type of
  Date               No. of Units             per Share         Transaction
-----------          ------------             ----------        ------------

11/16/95              16,128                      *                Merger


         *See Item 3 above

         The number of Units beneficially owned by each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has sole power to vote and the sole power to dispose of his or her Units.

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CUSIP No.     N/A                                Page ____5___ of __7__  Pages
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         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Merger, B. Wayne Hughes granted to the Reporting Person an option to acquire various securities and other interests owned by him, including 4,852 Units (the "Option"). The Option expires on November 16, 1998, and is exercisable for all (but not part) of the interests subject to the Option. The exercise price of the Option is based on the value of the assets subject to the Option as of November 16, 1995 (as determined by Arthur Andersen
LLP) and is payable in shares of Common Stock of the Reporting Person valued at the higher of (i) $16 per share or (ii) a stock price necessary to cause the acquisition to be non-dilutive based on the Reporting Person's funds from operations per share of Common Stock (calculated in accordance with the agreement evidencing the Option) for the four consecutive quarters preceding the exercise of the Option. B. Wayne Hughes has agreed not to dispose of any interests subject to the Option during the term of the Option. The Reporting Person holds an irrevocable proxy to vote the Units subject to the Option.

         Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

         Item 7. Material to be Filed as Exhibits

         Exhibit 1 -  Agreement  and  Plan  of  Reorganization  dated as of June
                      30, 1995 by and among the Reporting Person, Old PSI and PSMI (incorporated by reference from Appendix A to the Reporting Person's Proxy Statement dated October 11, 1995)

         Exhibit 2 -  Amendment  to   Agreement   and  Plan  of   Reorganization
                      dated as of November 13, 1995  (incorporated  by reference from Exhibit 2 to Amendment No. 1 to Schedule 13D filed by
                      B. Wayne Hughes  relating to B. Wayne Hughes's  beneficial
                      ownership   of   securities   issued  by  Public   Storage
                      Properties IX, Inc.)

         Exhibit 3 -  Option  Agreement  dated  as of  November 16, 1995, by and between the Reporting Person and B. Wayne Hughes (incorporated by reference from Exhibit 3 to Amendment No. 1 to Schedule 13D filed by B. Wayne Hughes relating to the beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

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CUSIP No.     N/A                                Page ____6____ of __7__  Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 1995                    PUBLIC STORAGE, INC.


                                             By:  /S/ OBREN B. GERICH
                                             ----------------------------------
                                             Obren B. Gerich
                                             Vice President

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CUSIP No.     N/A                                Page ____7___ of __7__  Pages
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                                   Appendix A

                                                              No. of Units
Name                         Title                          Beneficially Owned
----                         -----                         -------------------

B. Wayne Hughes            Chairman of the Board and
                            Chief Executive Officer              4,852*

Harvey Lenkin             President                              - 0 -

Ronald L. Havner, Jr.     Senior Vice President and
                            Chief Financial Officer              - 0 -

Hugh W. Horne             Senior Vice President                  20

Marvin M. Lotz            Senior Vice President                  - 0 -

Mary Jayne Howard         Senior Vice President                  - 0 -

David Goldberg            Senior Vice President and
                            General Counsel                      5

Obren B. Gerich           Vice President                         - 0 -

John Reyes                Vice President and  Controller         - 0 -

Sarah Hass                Vice President and  Secretary          - 0 -

Robert J. Abernethy       Director                               - 0 -

Dann V. Angeloff          Director                               27

William C. Baker          Director                               - 0 -

Uri P. Harkham            Director                               - 0 -

Berry Holmes              Director                               - 0 -

Michael M. Sachs          Director                               10


         * The Reporting Person has the sole power to vote these Units.